SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)
(Amendment No. 12)
EMERITUS CORPORATION
(Name of Issuer)
Common Stock, $.0001 par value
(Title of Class of Securities)
291005106
(CUSIP Number of Class of Securities)

Richard A. Petrocelli Saratoga Management Company LLC 535 Madison Avenue New York, New York 10022 (212) 906-7000	with a copy to:	Andrew Bor Perkins Coie LLP 1201 Third Avenue, 40th Floor Seattle, Washington 98101 (206) 359-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 20, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 291005 10-6	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Saratoga Partners IV, L.P. (IRS No. 13-4013670)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,022,771 (1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER None
WITH	10	SHARED DISPOSITIVE POWER 4,022,771 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED 4,022,771 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (2)
14	TYPE OF REPORTING PERSON PN

(1)	This figure includes securities beneficially owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Company LLC. See Item 5.

(2)	The percentage is based on 44,177,315 shares of Common Stock outstanding as of December 20, 2010.

SCHEDULE 13D

CUSIP No. 291005 10-6	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Saratoga Coinvestment IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,022,771 (1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER None
WITH	10	SHARED DISPOSITIVE POWER 4,022,771 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED 4,022,771 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (2)
14	TYPE OF REPORTING PERSON PN

(1)	This figure includes securities beneficially owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Company LLC. See Item 5.

(2)	The percentage is based on 44,177,315 shares of Common Stock outstanding as of December 20, 2010.

SCHEDULE 13D

CUSIP No. 291005 10-6	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Saratoga Associates IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,022,771 (1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER None
WITH	10	SHARED DISPOSITIVE POWER 4,022,771 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED 4,022,771 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (2)
14	TYPE OF REPORTING PERSON PN

(1)	This figure includes securities beneficially owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Company LLC. See Item 5.

(2)	The percentage is based on 44,177,315 shares of Common Stock outstanding as of December 20, 2010.

SCHEDULE 13D

CUSIP No. 291005 10-6	Page 5 of 12Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Saratoga Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,022,771 (1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER None
WITH	10	SHARED DISPOSITIVE POWER 4,022,771 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED 4,022,771 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (2)
14	TYPE OF REPORTING PERSON PN

(1)	This figure includes securities beneficially owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Company LLC. See Item 5.

(2)	The percentage is based on 44,177,315 shares of Common Stock outstanding as of December 20, 2010.

SCHEDULE 13D

CUSIP No. 291005 10-6	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John P. Birkelund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 96,030
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,914,330 (1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 96,030
WITH	10	SHARED DISPOSITIVE POWER 3,914,330 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED 4,010,360 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (2)
14	TYPE OF REPORTING PERSON IN

(1)	This figure includes securities beneficially owned by Saratoga Partners IV, L.P., which is an affiliate of the Reporting Person. See Item 5.

(2)	The percentage is based on 44,177,315 shares of Common Stock outstanding as of December 20, 2010.

SCHEDULE 13D

CUSIP No. 291005 10-6	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Christian L. Oberbeck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 56,081
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,022,771 (1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 56,081
WITH	10	SHARED DISPOSITIVE POWER 4,022,771 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED 4,078,852 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2% (2)
14	TYPE OF REPORTING PERSON IN

(1)
This figure includes securities beneficially owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Company LLC, all of which entities are affiliates of the Reporting Person.  See Item 5.

(2)	The percentage is based on 44,177,315 shares of Common Stock outstanding as of December 20, 2010.

SCHEDULE 13D

CUSIP No. 291005 10-6	Page 8 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Charles P. Durkin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 149,062
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,914,330 (1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 149,062
WITH	10	SHARED DISPOSITIVE POWER 3,914,330 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED 4,063,392 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2% (2)
14	TYPE OF REPORTING PERSON IN

(1)	This figure includes securities beneficially owned by Saratoga Partners IV, L.P., which is an affiliate of the Reporting Person. See Item 5.

(2)	The percentage is based on 44,177,315 shares of Common Stock outstanding as of December 20, 2010.

CUSIP No. 291005 10-6	Page 9 of 12 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to 4,323,944 shares of common stock, $.0001 per share, (the "Common Stock") of Emeritus Corporation (the "Company") owned by the entities and individuals as set forth under Item 5.

The principal executive offices of the Company are located at 3131 Elliot Avenue, Suite 500, Seattle, Washington 98121.

Item 2.	Identity and Background.

This Schedule 13D and amendments thereto is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (1) Saratoga Partners IV, L.P. (“Saratoga Partners”); (2) Saratoga Coinvestment IV LLC (“Saratoga Coinvestment”); (3) Saratoga Associates IV LLC (“Saratoga Associates”); (4) Saratoga Management Company LLC (“Saratoga Management”); (5) John P. Birkelund ("Mr. Birkelund"); (6) Charles P. Durkin, Jr. ("Mr. Durkin"); and (7) Christian L. Oberbeck ("Mr. Oberbeck").

Saratoga Partners is a Delaware limited partnership which makes investments for long-term appreciation.  Saratoga Associates is the General Partner of Saratoga Partners.  Saratoga Associates has appointed Saratoga Management as the Manager of Saratoga Partners.  Saratoga Management along with Saratoga Associates makes all of the management and investment decisions on behalf of Saratoga Partners.

Saratoga Coinvestment is a Delaware limited liability company which makes investments for long-term appreciation.  Saratoga Management is the Managing Member of Saratoga Coinvestment and makes all of the management and investment decisions on behalf of Saratoga Coinvestment.

Saratoga Associates is a Delaware limited liability company.  As the General Partner of Saratoga Partners, Saratoga Associates participates in management decisions made on behalf of Saratoga Partners.  Saratoga Associates is managed by an Executive Committee.

Saratoga Management is a Delaware limited liability company.  As the Manager of Saratoga Partners, Saratoga Management is responsible for the day to day management of Saratoga Partners and participates in investment decisions made on behalf of Saratoga Partners.  As the Managing Member of Saratoga Coinvestment, Saratoga Management participates in investment decisions made on behalf of Saratoga Coinvestment.  Saratoga Management owns shares directly and is also the attorney in fact and agent for each of Messrs. Birkelund, Durkin and Oberbeck.  Saratoga Management is managed by an Executive Committee.

John P. Birkelund is a Member and Executive Committee Member of Saratoga Associates.  Mr. Birkelund is a citizen of the United States of America and has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to any judgment, decree or final order relative thereto.

Charles P. Durkin, Jr. is a Member and Executive Committee Member of Saratoga Associates.  Mr. Durkin is a citizen of the United States of America and has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he

SCHEDULE 13D

CUSIP No. 291005 10-6	Page 10 of 12 Pages

been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to any judgment, decree or final order relative thereto.

Christian L. Oberbeck is a Member and Executive Committee Member of both Saratoga Associates and Saratoga Management.  Mr. Oberbeck is a citizen of the United States of America and has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to any judgment, decree or final order relative thereto.

The principal business address of each of the Reporting Persons is 535 Madison Avenue, New York, New York 10022.  The shares and other securities held by each of the Reporting Persons is set forth under Item 5.

Item 3.	Source and Amount of Funds or Other Consideration.

Since the filing of Amendment No. 11 to this Schedule 13D, the Reporting Persons had the following transactions in Company securities:

(a)  On October 12, 2010, Mr. Durkin acquired an aggregate of 13,500 shares of Common Stock through the exercise of stock options for an aggregate exercise price of $61,470; 2,000 of the stock options were exercised at a price of $1.60 per share, 2,000 of the stock options were exercised at a price of $1.90 per share, 2,000 of the stock options were exercised at a price of $3.61 per share and 7,500 of the stock options were exercised at a price of $6.30 per share.  On November 16, 2010, Mr. Durkin acquired an aggregate of 15,000 shares of Common Stock through the exercise of stock options for an aggregate exercise price of $196,125; 7,500 of the stock options were exercised at a price of $13.00 per share and 7,500 of the stock options were exercised at a price of $13.15 per share. The price for each acquisition was paid from Mr. Durkin's personal funds.

(b)  On December 20, 2010, Saratoga Partners sold 487,500 shares of Common Stock at a weighted average price of $19.5024.

(c)   On December 20, 2010, Saratoga Coinvestment sold 14,300 shares of Common Stock at a weighted average price of $19.5024.

(d)   On December 20, 2010, Saratoga Management sold 18,200 shares of Common Stock at a weighted average price of $19.5024; the shares sold consisted of 340 shares owned directly by Saratoga Management, 7,458 shares held by Saratoga Management as agent for Mr. Birkelund, 6,487 shares held by Saratoga Management as agent for Mr. Durkin, 2,831 shares held by Saratoga Management as agent for Mr. Niemiec and 1,084 shares held by Saratoga Management as agent for Mr. Oberbeck.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired and disposed of the Common Stock in the transactions identified above in Item 3 in the ordinary course of investing.

Except as described in this Schedule 13D and the amendments thereto, as of the date hereof, the Reporting Persons have not formulated any specific plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (c) a sale or transfer of a material amount of assets of the Company; (d) any change in the present board of directors or management of the Company, including any plans or

SCHEDULE 13D

CUSIP No. 291005 10-6	Page 11 of 12 Pages

proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of Emeritus Corporation.

(a) and (b)

     (i)  Saratoga Partners, Saratoga Coinvestment, Saratoga Associates and Saratoga Management each beneficially own a total of 4,022,771 shares or 9.1% of the outstanding shares of Common Stock of the Company, consisting of 3,914,330 shares owned directly by Saratoga Partners, 103,192 shares owned directly by Saratoga Coinvestment and 5,249 shares owned directly by Saratoga Management.

     (ii)  Mr. Birkelund beneficially owns a total of 4,010,360 shares or 9.1% of the outstanding shares of Common Stock of the Company, consisting of 96,030 shares owned directly and 3,914,330 shares owned by Saratoga Partners, which is an affiliate of Mr. Birkelund.

     (iii)  Mr. Durkin beneficially owns a total of 4,063,392 shares or 9.2% of the outstanding shares of Common Stock of the Company consisting of 149,062 shares owned directly and 3,914,330 shares owned by Saratoga Partners, which is an affiliate of Mr. Durkin.

     (iv)  Mr. Oberbeck beneficially owns 4,078,852 shares of Common Stock or 9.2% of the outstanding shares of Common Stock of the Company consisting of 56,081 shares owned directly and 4,022,771 shares owned by Saratoga Partners, Saratoga Coinvestment and Saratoga Management, all of which entities are affiliates of Mr. Oberbeck.

(c) See responses at item 3(b) and 3(c) above.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Emeritus Corporation.

See Item 4.

Item 7.	Material to Be Filed as Exhibits.

None.

SCHEDULE 13D

CUSIP No. 291005 10-6	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct as of December 30, 2010.

Saratoga Partners IV, L.P.
Saratoga Coinvestment IV LLC
Saratoga Management Company LLC
Saratoga Associates IV LLC
John P. Birkelund
Charles P. Durkin, Jr.
Christian L. Oberbeck

Signed on behalf of each of the above

By: /s/ Richard A. Petrocelli

Richard A. Petrocelli, Attorney-in-Fact